LAW OFFICES

HORGAN, ROSEN, BECKHAM & COREN
S. ALAN ROSEN*	A LIMITED LIABILITY PARTNERSHIP	LOS ANGELES
ROBERT P. BECKHAM III		(213) 975-9595
ARTHUR A. COREN*	SUITE 200	(310) 552-2010
GARY M. HORGAN	23975 PARK SORRENTO
YOUNG H. PARK	CALABASAS, CALIFORNIA 91302-4001	SAN DIEGO
MEL ARANOFF*		(619) 295-3160
KHOI DANG	(818) 591-2121

* A LAW CORPORATION	FACSIMILE (818) 591-3838
OF COUNSEL
www.horganrosen.com
RONALD R. COHN
MICHAEL M. MURPHY

December 5, 2008

By EDGAR

Ms. Jessica Livingston

Staff Attorney

Mail Stop 4561

Division of Corporation Finance

Securities and Exchange Commission

Re:	Northern California Bancorp, Inc.
Preliminary Information Statement on Schedule 14C — Amendment No. 2
(File No. 000-27666)

Dear Ms. Livingston:

Accompanying this letter is Amendment No. 2 to the Preliminary Information Statement on Schedule 14C.  This letter explains the changes made to the Information Statement.

First, we have updated the Information Statement to reflect the Treasury’s revised Term Sheet for “non public” institutions.  Northern California Bancorp qualifies as a “non public” institution in accordance with the Treasury’s Term Sheet and, therefore, if approved by the Treasury, intends to use the revised terms.

Second, the Information Statement has been amended by inserting the discussion regarding and the pro forma financial statements reflecting the proposed capital infusion to be received from the Treasury.  The pro forma statements have been prepared based upon the assumptions previously provided supplementally to the SEC (and as disclosed in the footnotes) and reflect the Treasury’s new terms for “non public” institutions.

Please do not hesitate to contact the undersigned at your earliest convenience should you have any questions concerning this filing.  We are hopeful that the Division will authorize the release of the Information Statement at its earliest opportunity.

Sincerely,

/s/ S. Alan Rosen

S. Alan Rosen
Professional Corporation

SAR:hdn

cc:	Mr. Charles T. Chrietzberg, Jr.
Mr. Bruce N. Warner